UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TIER TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
TIER TECHNOLOGIES, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
88650Q100
(CUSIP Number of Class of Securities)

Alex P. Hart
President and Chief Executive Officer
Tier Technologies, Inc.
11130 Sunrise Valley Drive, Suite 300
Reston, Virginia 20191
(571) 382-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:
Michael J. Levitin
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue
Washington, DC 20006
(202) 663-6000

CALCULATION OF FILING FEE
Transaction Valuation* $10,000,000	Amount of Filing Fee** $713

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the offer to purchase for not more than $10,000,000 in aggregate of up to 1,724,137 shares of common stock of Tier Technologies, Inc.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2011, issued December 3, 2010, equals $71.30 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $713	Filing Party: Tier Technologies, Inc.

Form or Registration No.: Schedule TO-I (File No. 005-52757) Date Filed: December 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 ( “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (File No. 005-52757) filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on January 4, 2011 by Tier Technologies, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Schedule TO”) and is being filed in connection with the Company’s offer to purchase up to $10,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $6.20 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”

The information in the Tender Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item  11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following:

On January 21, 2011, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on Thursday, January 20, 2011. A copy of the press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.

Item  12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following reference to Exhibit (a)(1)(G) is hereby inserted immediately prior to the reference to Exhibit (b):

(a)(1)(G)**                      Press Release dated January 21, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2011

TIER TECHNOLOGIES, INC.

	By:	/s/ Keith S. Omsberg
	Name:	Keith S. Omsberg
	Title:	Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated December 17, 2010.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(F)*	Press Release, dated December 17, 2010.
(a)(1)(G)**	Press Release, dated January 21, 2011.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed May 11, 2001)
(d)(2)	Amended and Restated 2004 Stock Incentive Plan. (Incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed July 5, 2005)
(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed with Schedule TO on December 17, 2010.
** Filed herewith.